

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 28, 2016

Kimberly A. Dang
Vice President and Chief Financial Officer
Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, TX 77002

> **Re:** **Kinder Morgan, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 16, 2016**
> **Definitive Proxy Statement Pursuant to Schedule 14A**
> **Filed March 30, 2016**
> **File No. 001-35081**

Dear Ms. Dang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Item 1A. Risk Factors

Financial distress experienced by our customers or other counterparties…, page 27

1. We note your statement that "several of [y]our counterparties defaulted on their obligations" or filed for bankruptcy protection. In future reports, if material, please disclose the number of customers who have defaulted and the amount of revenue management believes is unrecoverable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

General, page 39

2. In future reports, please disclose the percentage of your total revenues that are tied to fee based, take-or-pay and commodity based contracts. In this regard, we note your statement on page 10 that "the overwhelming majority of cash [you] generate is fee-based and therefore is not directly exposed to commodity prices." However, you also acknowledge commodity price sensitivity in your CO_2, Natural Gas Pipelines and Products Pipelines segments. Please provide additional detail as to the breakdown of these kinds of contracts in each segment and quantify the amount of revenue and capacity that is impacted.

3. In future reports, please discuss the credit ratings of those customers that comprise the majority of your revenues and the amount of revenue those customers represent. In this regard, we note your CEO's remarks in the 2015 earnings call that your top 25 customers represent about 44% of your revenue and that 80% of those top customers are investment grade rated entities.

4. We note your indication on page 40 that the remaining average contract life of your natural gas transportation contracts was approximately six years. Given this average, in future filings, please enhance your disclosure to explain the number of contracts, expressed as a percentage of revenue, up for renewal in the next 1-2 years.

Results of Operations

Non-GAAP Measures

Distributable Cash Flow, page 46

5. You state that in December 2015 your board of directors approved a plan pursuant to which you expect to pay quarterly dividends of $0.125 per share to your common shareholders ($0.50 per common share annually), down from your third quarter 2015 dividend of $0.51 per common share, beginning with the fourth quarter 2015 dividend payable to common shareholders on February 16, 2016. We further note that you expect the reduced dividend level eliminates your need to access the capital markets to fund your growth projects in 2016. Please note that non-GAAP measures that focus on cash generated are typically presented for yield-generating master limited partnership where available cash is required to be distributed as opposed to a C-Corporation where dividends are solely at the election of the Board of Directors. Given the flexibility of the corporate organization to adjust its dividend policy as well as your stated use of excess cash for the foreseeable future, please tell us in detail why this cash flow metric remains

useful and relevant to your current investors and analysts. We may have further substantive comment.

Financial Statements

Consolidated Statements of Income, page 79

6. We note that you have separate revenue line items for natural gas sales, services and product sales and other. We further note that you present one line item for cost of sales. Please tell us how you considered separately disclosing cost of tangible goods sold and cost of services to comply with Rule 5-03(b)(2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Regulatory Assets and Liabilities, page 93

7. Please describe and quantify the types of regulatory assets and liabilities included in this summary disclosure. Please also affirmatively state whether your regulatory assets are being recovered in rates with a return. Since there is a large gap in the recovery period for your regulatory assets, a weighted recovery period would be more informative than a wide range of years. Please revise to provide a more informative disclosure. Finally, to the extent any specific regulatory assets are being recovered without a return, provide the disclosure required by ASC 980-340-50-1.

Note 3. Acquisitions and Divestitures

Business Combinations, page 94

8. Please explain how you adjust goodwill as a result of applying the look-through method of recording deferred taxes on the outside book tax basis differences in your investments without regard to non-tax deductible goodwill.

Note 8. Goodwill, page 106

9. You indicate that you weighted the market and income approaches for Natural Gas Pipelines Regulated and Non-Regulated and your CO2 reporting units. Please tell us the relative weighting for each reporting unit and why you believe values indicated using the income approach are more representative of the value that could be received from a market participant at December 31, 2015. Please also tell us which reporting units would be impaired using a 100% market approach and a 50/50 weighting of income and market approaches. We may have further comment.

10. Please tell us why the fair value allocation of your Natural Gas Pipeline-Non-Regulated reporting unit assumes such assets would be sold in a taxable transaction. In this regard,

explain to us what the tax effects of selling this reporting unit in a taxable transaction would be to you and how this assumption is considered reasonable. Finally, tell us what the implied control premium is for your $17.2 billion valuation of this reporting unit and why it is reasonable control premium relative to recent comparable sales transactions.

Note 15. Fair Value, page 129

11. Please tell us where and how you have disclosed, for each class of assets and liabilities measured at fair value, a description of the valuation techniques and inputs used in making recurring and nonrecurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy. Refer to ASC 820-10-50-2bbb.

Definitive Proxy Statement Pursuant to Schedule 14A

Compensation Discussion and Analysis

Possible Annual Cash Bonus (Non-Equity Cash Incentive), page 27

12. We note the Compensation Committee exercised its discretion to award incentive compensation despite the company missing its financial performance objective target level. Please tell us why these amounts were reported as Non-Equity Incentive Plan Compensation pursuant to Item 402(c)(2)(vii), and not as Bonus compensation pursuant to Item 402(c)(2)(iv), as this compensation does not seem to be contingent upon the satisfaction of the performance target. In this regard, we note that the performance target was set at $2.00 per share in cash dividends but the company only distributed $1.605 per share. Please see Regulation S-K Compliance and Disclosure Interpretation 119.02 available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products